                    Filed by Genzyme Corporation (Commission File No. 000-14680)
                           pursuant to Rule 425 under the Securities Act of 1933


   Subject Company: GelTex Pharmaceuticals, Inc. (Commission File No. 000-26872)

      This material is not a substitute for the prospectus/proxy statement Genzyme and GelTex will file with the Securities and Exchange Commission. Investors are urged to read that document because it will contain important information, including detailed risk factors. The proxy statement/prospectus and other documents filed by Genzyme and GelTex with the SEC will be available free of charge at the SEC's website (www.sec.gov) and from Genzyme or GelTex.

      This material contains forward-looking statements, including statements about the consummation and anticipated timing of the merger, the potential market opportunity for Renagel, the expected drivers of growth for the market opportunity, the anticipated impact of Renagel on Genzyme's future growth, the potential short and long-term revenues from Renagel, the expected benefits of the merger, the value of the merger consideration, the tax-free nature of the transaction, the anticipated impact of the acquisition on Genzyme's earnings, cash-earnings-per-share, and development programs, Genzyme's plans concerning the operation of GelTex's business after the merger, estimates concerning the current and future dialysis patient population, the anticipated impact of Renagel on patient morbidity and mortality, the cost of care for patients, plans to launch a new tablet formulation of Renagel, the anticipated benefits of the tablet formulation, plans to announce trial data, plans to initiate clinical trials of Renagel, GT 160-246, and other product candidates, estimates concerning the C. Difficile Colitis patient population, expectations concerning GelTex's product candidates and polymer technology platform. Actual results may materially differ due to numerous factors, including without limitation conditions in the financial markets relevant to the proposed merger, the receipt of regulatory and other approvals of the transaction, the operational integration associated with the transaction and other risks generally associated with such transactions, increasing market acceptance of Renagel, increasing doses of Renagel, market acceptance of Renagel tablets, the competitive environment for the dialysis market, the results of clinical trials, the efficacy and safety of products, enrollment rates for clinical trials, the content and timing of submissions to and decisions by regulatory authorities, the availability of reimbursement from third-party payers, the ability to manufacture sufficient quantities of product for development and commercialization activities, the accuracy of the companies' information about the dialysis and the C. Difficile Colitis patient populations and the market for Renagel, the accuracy of the companies' expectations about growth in the dialysis patient population, the ability of Genzyme to successfully commercialize products and the risks and uncertainties described in Genzyme and GelTex's reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as Amended, including without limitation
Exhibit 99.2 to Genzyme's Annual Report on Form 10-K for the year ended December 31, 1999, as Amended. GENZ stock is a series of common stock of Genzyme Corporation. Therefore, holders of GENZ stock are subject to the risks and uncertainties described in the aforementioned reports.

[The following is the text of slides from a slide show being presented in meetings with analysts, potential investors and others.]

                                 [PHOTO OMITTED]

                                     genzyme
                                     general

                            Accelerating Momentum...

Forward-Looking Statements

This presentation contains forward-looking statements, including those regarding our:

      o consummation and anticipated timing of the merger with GelTex Pharmaceuticals, the merger consideration and the tax-free nature of the transaction;

      o expectations concerning the benefits of the merger and impact Genzyme's earnings and development programs;

      o beliefs concerning the impact of Renagel-Registered Trademark-on cardiac calcification, patient morbidity and mortality and the cost of care for patients;

      o  plans to launch a tablet formulation of Renagel-Registered
         Trademark-;

      o projected timetables for the pre-clinical and clinical development of, initiation and completion of clinical trials for, regulatory submissions and approvals for, and market introduction of our products and services;

      o estimates of the potential markets and revenues for our products and services including Renagel-Registered Trademark-;

      o  sales and marketing plans;

      o  assessments of competitors and potential competitors;

      o expected ability to obtain reimbursement of our products and services from third party payers;

      o  planned presentations;

      o expected future revenues, earnings per share, revenue and earnings per share growth rates, and cash flows; and

      o  belief in the safety and efficacy of our products and services.

These statements are based upon the current assumptions of our management and are only expectations of future results. These statements are subject to numerous risks and uncertainties, and our actual results may differ significantly from those that are described in this presentation. These risks and uncertainties include:

      o  conditions in the financial markets relevant to the proposed merger;

      o  the receipt of regulatory and other approvals of the transaction;

      o the operational integration associated with the transaction and other risks generally associated with such transactions;

      o increasing market acceptance and dosing of Renagel-Registered Trademark- Capsules and market acceptance of Renagel-Registered Trademark- tablets;

      o our ability to successfully complete pre-clinical and clinical development of our products and services;

      o our ability to manufacture sufficient amounts of our products for development and commercialization activities;

      o our ability to obtain timely regulatory approval for products and services;

      o our ability to obtain and maintain adequate patent and other proprietary rights protection of our products and services;

      o the content and timing of decisions made by the FDA and other regulatory agencies regarding our products and services;

      o  the enrollment rates for our clinical trials;

      o the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services;

      o  our ability to successfully commercialize products and services;

      o  market acceptance of our products and services;

      o our ability to obtain reimbursement for our products and services from third party payers;

      o our ability to establish and maintain licenses, strategic collaborations and distribution arrangements; and

      o the accuracy of our information regarding the products and resources of our competitors and potential competitors.

We encourage you to review the more detailed descriptions of these and other risks and uncertainties that we have filed with the SEC as Exhibit 99.2 to our annual report on Form 10-K for the year ended December 31, 1999, as amended. Genzyme General Division Common Stock is a series of common stock of Genzyme Corporation. Therefore, holders of Genzyme General Division Common Stock are subject to all of the risks and uncertainties described in Exhibit 99.2. Please note that year-to-date results included in this presentation are not necessarily indicative of the actual results that will be achieved for the full year.

This material is not a substitute for the prospectus/proxy statement Genzyme and GelTex will file with the Securities and Exchange Commission. Investors are urged to read that document because it will contain important information, including detailed risk factors. The proxy statement/prospectus and other documents filed by Genzyme and GelTex with the SEC will be available free of charge at the SEC's website (www.sec.gov) and from Genzyme or GelTex.

GelTex, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning GelTex's directors and executive officers can be found in the documents filed by GelTex with the SEC. Certain directors and executive officers of GelTex may have direct or indirect interests in the merger due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the merger. In addition, directors and officers, after the merger, will be indemnified by Genzyme, and benefit from insurance coverage, for liabilities that may arise from their service as directors and officers of GelTex prior to the merger. Additional information regarding the participants in the solicitation will be contained in the proxy statement/prospectus.


                                                                         genzyme
                                                                         general

[right arrow] Our Strategic Vision

o  Focus on chronic debilitating diseases

o  Develop and expand robust pipeline

o  Extend and leverage unique worldwide infrastructure

o  Manage the business


                                                                         genzyme
                                                                         general

[right arrow] GelTex Pharmaceuticals

o  Two patent-protected, marketed products

   -- Renagel(R)

   -- WelChol(TM)

o  Exciting product pipeline

   -- GT160-246 for Closridium difficile (C. difficile)

   -- Fat absorption inhibitors (obesity drug)

   -- Other programs

o  Unique technology base

o  Productive research/development team

o  Facilities, cash, NOLs


                                                                         genzyme
                                                                         general

--------------------------------------------------------------------------------
GelTex Product Pipeline
--------------------------------------------------------------------------------

                                  Research &                                               Regulatory
                                  Development      Phase 1       Phase 2       Phase 3       Review        Marketed
                                  ---------------------------------------------------------------------------------
Renagel(R)

      - U.S. /
      - Japan                     -------------------------------------------------------------------------------->

      Europe                      ------------------------------------------------>

Renagel(R) Tablets                -------------------------------------------------------------------------------->

WelChol(TM)                       -------------------------------------------------------------------------------->

2nd Generation WelChol(TM)        ---------------------------------->

C. Difficile Toxin
Binder                            -------------------->

Anti-Obesity                      ----->

Oral Iron                         ----->

Psoriasis                         ----->

Mucin                             ----->

[right arrow] Merger with GelTex

o  50/50 cash/stock, tax-free transaction

o  GelTex shareholders have option of:

   -- $47.50 in cash OR

   -- 0.7272 of share of GENZ

o  Targeted for completion in Q4 2000

o  One-time IP R&D charge to GENZ expected in Q4 2000

o  Accounted for as purchase accounting

   -- Dilutive to GENZ near-term earnings

   -- Accretive to earnings in 2002 (before D&A)


                                                                         genzyme
                                                                         general

Overview

o  First generation binder - Aluminum in 1980's

o  Second generation binder - Calcium in 1990's

   -- Calcium binders seen as being problematic for some patients

o  Third generation binder - Renagel in 1998

   -- Renagel's role seen initially as

      o  Helping hypercalcemic patients

      o  Lipid benefits

o  Today

   -- Calcium binders seen by thought leaders as having an unacceptable safety profile

   -- Renagel shows real promise in reducing cardiac morbidity and mortality genzyme
                                                                         general

What have we done for ESRD patients?

[The following table was depicted as a line chart in the printed material.]

Annual mortality %
                      1982  1983  1984  1985  1986  1987  1988  1989  1990  1991  1992  1993  1994  1995  1996  1997  1998
                      ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----
Mortality Per Year %  34    34.5  35    34    33    32    31    29    26.4  26    26.4  26    25    25    24.6  24    23


                                                                         genzyme
                                                                         general

Cardiac Death is 30X Greater in Dialysis Patients(1)

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
                                         General         Hemodialysis
                                       Population          Patients
                                       ----------          --------

Annual Risk of CV Death                    0.3%              9.2%
--------------------------------------------------------------------------------

o  Risk factors include:

   o  Hypertension

   o  Lipid abnormalities

   o  Smoking

   o  Glucose intolerance

   o  Now - Calcium Load

                         1. Foley RN, et al. Am J Kidney Dis. 1998;32:S112-S119.


                                                                         genzyme
                                                                         general

After launch - USRDS showed elevated phosphorus increases mortality risk(1)

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
Relative Mortality Risk (RR)          1.00     1.00     1.02    1.18*    1.39**
--------------------------------------------------------------------------------
Serum Phosphorus Quintile (mg/dL)   1.1-4.5  4.6-5.5  5.6-6.5  6.6-7.8  7.9-16.9
--------------------------------------------------------------------------------

*P=0.03  **P less than 0.0001  (N = 6407)

              1. Adapted from Block GA, et al. Am J Kidney Dis. 1998;31:607-617.


                                                                         genzyme
                                                                         general

--------------------------------------------------------------------------------
After launch - USRDS showed elevated CaxP product increases mortality risk(1)
--------------------------------------------------------------------------------

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
Relative Mortality Risk (RR)               1.06    1.00    1.08    1.13    1.34*
--------------------------------------------------------------------------------
Ca x PO(4) Product Quintile (mg^2/dL^2)   14-42   43-52   53-60   61-72   73-132
--------------------------------------------------------------------------------

*P=0.01  (N = 2669)

               1. Adapted from Block GA et al. Am J Kidney Dis. 1998;31:607-617.


                                                                         genzyme
                                                                         general

Echocardiography - Presence of Valvular Calcification(1)

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
                                   Mitral Annulus         Aortic Annulus
                                   --------------         --------------

Percentage of Patients

      Dialysis                          45%                    52%

      Normal                            10%                     4%
--------------------------------------------------------------------------------

                1. Ribeiro S, et al. Nephrol Dial Transplant. 1998;13:2037-2040.


                                                                         genzyme
                                                                         general

Before EBCT - Calcification In 29 YOWF

      [PHOTO DEPICTING PICTURE OF HEART WITH CALCIFICATION OMITTED]

Photograph reprinted from Jing J. et al. American Journal of Roentgenology. 1998: 170:903-905.


                                                                         genzyme
                                                                         general

Electron Beam Computed Tomography (EBCT)

           [GRAPHIC OF PATIENT IN CT-SCAN TUBE AND EBCT OMITTED]

                                                     Slide courtesy of P. Raggi.


                                                                         genzyme
                                                                         general

Increased Risk of Cardiovascular Calcification in Dialysis Patients

  [THE FOLLOWING TABLE WAS DEPICTED AS A BAR CHART IN THE PRINTED MATERIAL.]

                              Age 28-39    Age 40-49    Age 50-59    Age 60-69

Mean Coronary Calcium Score
   No CAD                        --            --           50           25
   CAD                           --            75          550          700
   Dialysis                      50*          750         1400         2000

        *all numbers approximate

                     Adapted from Braun J, et al. Am J Kid Dis. 1996;27:394-401.


                                                                         genzyme
                                                                         general

Extensive Triple Vessel (Coronary Arteries) Calcification in a Dialysis Patient

         [EBCT IMAGES SHOWING CALCIFICATION IN A DIALYSIS PATIENT OMITTED]

                                                     Slide courtesy of P. Raggi.


                                                                         genzyme
                                                                         general

                Mitral Valve Calcification in a Dialysis Patient

 [EBCT IMAGES SHOWING MITRAL VALVE CALCIFICATION IN A DIALYSIS PATIENT OMITTED]

                                                       Scan courtesy of P. Raggi


                                                                         genzyme
                                                                         general

       Coronary Artery Calcification in Young Dialysis Patients using EBCT

[GRAPHIC SHOWING INCREASE, WITH AGE, IN CORONARY ARTERY CALCIFICATION IN YOUNG
                           DIALYSIS PATIENTS OMITTED]

                Adapted from Goodman WG et al. N Engl J Med. 2000;342:1478-1483.


                                                                         genzyme
                                                                         general

Factors Associated With Cardiac Calcification In Young Dialysis Patients(1)

--------------------------------------------------------------------------------
                               Coronary                 No
                             Calcification        Calcification
Factor                          (N=14)                (N=25)            P Value
--------------------------------------------------------------------------------
Ca intake from
calcium binders
(mg/day)                     6456 +/- 4278        3325 +/- 1490            0.02
--------------------------------------------------------------------------------
Serum P (mg/dL)               6.9 +/- 0.9          6.3 +/- 1.2             0.06
--------------------------------------------------------------------------------
Ca x P (mg^2/dL^2)           65.0 +/- 10.6        56.4 +/- 12.7            0.04
--------------------------------------------------------------------------------
Age (years)                    26 +/- 3             15 +/- 5     less than 0.001
--------------------------------------------------------------------------------
Mean dialysis (years)          14 +/- 5              4 +/- 4     less than 0.001
--------------------------------------------------------------------------------

Serum calcium was not significant.

             1. Adapted from Goodman WG et al. N Engl J Med. 2000;342:1478-1483.


                                                                         genzyme
                                                                         general

Renagel

o  Effective P binder

o  Non Absorbed - Non Metal based

o  Well tolerated

o  Lowers lipids comparable to statins

   -- Up to 40% reduction in LDL - C

   -- Up to 35% elevation in HDL - C

o  It offers the solution


                                                                         genzyme
                                                                         general

Treat to Goal Study

o  Vascular calcification is common and progressive in the ESRD population

   - We are employing a new method to the renal community to detect cardiac and aortic calcification - EBCT

   -  Demonstrate Renagel can impact this

      o  Prospective randomized study

      o  Renagel vs Calcium binders

      o  Multicenter

      o  225 patients


                                                                         genzyme
                                                                         general

Demographics: Age and Gender

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
                                                          Number of Patients
                                                      --------------------------
                                                      Control            Renagel
                                                      -------            -------
Age Group
---------
20-44                                                    39                 40
45-64                                                    67                 65
65-74                                                    27                 30
75+                                                      19                 17
All                                                     152                152

Gender
------
Male                                                     54                 54
Female                                                   98                 98
--------------------------------------------------------------------------------

Source: A. Collins, USRDS


                                                                         genzyme
                                                                         general

Demographics: Race, Diabetic Status, and Hospital Stay Length

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
                                                          Number of Patients
                                                      --------------------------
                                                      Control            Renagel
                                                      -------            -------
Race
----
White                                                    61                 59
Black                                                    82                 83
Other                                                     9                 10

DM Status
---------
Diabetic                                                105                110
Non-Diabetic                                             47                 42

LOS Days
--------
0                                                       113                128
1-3                                                      16                 13
4-10                                                     19                 11
11-20                                                     4                  0
--------------------------------------------------------------------------------

Source: A. Collins, USRDS


                                                                         genzyme
                                                                         general

Demographics: Hematocrit Level and Prior ESRD Time

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
                                                          Number of Patients
                                                      --------------------------
                                                      Control            Renagel
                                                      -------            -------
Hematocrit
----------
less than 27                                             21                 24
27-less than 30                                          27                 14
30-less than 33                                          44                 46
33-less than 36                                          50                 62
36+                                                      10                  6

ESRD Time
---------
0-1 years                                                17                 24
1-2 years                                                28                 27
2-5 years                                                69                 60
5+ years                                                 38                 41
--------------------------------------------------------------------------------

Source: A. Collins, USRDS


                                                                         genzyme
                                                                         general

Adjusted Risk of First Hospitalization by Detailed Cox Regression Analyses

                   -------------------------------------------
                   M1: Age, gender, race
                   M2: M1 plus comorbidity
                   M3: M2 plus prior ESRD and hospital days
                   M4: M3 plus disease severity and hematocrit
                   -------------------------------------------

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
Relative Risk of Hospitalization          0.46      0.51      0.54      0.48
--------------------------------------------------------------------------------
                                         p=0.002   p=0.01    p=0.03    p=0.01
--------------------------------------------------------------------------------
Model                                      M-1       M-2       M-3       M-4
--------------------------------------------------------------------------------


                                                                         genzyme
                                                                         general

Adjusted Risk of Death by Detailed Cox Regression Analyses

                   -------------------------------------------
                   M1: Age, gender, race
                   M2: M1 plus comorbidity
                   M3: M2 plus prior ESRD and hospital days
                   M4: M3 plus disease severity and hematocrit
                   -------------------------------------------

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
Relative Risk of Hospitalization          0.663     0.675     0.651     0.683
--------------------------------------------------------------------------------
                                                                       p=0.01
--------------------------------------------------------------------------------
Model                                      M-1       M-2       M-3       M-4
--------------------------------------------------------------------------------


                                                                         genzyme
                                                                         general

Death Rates (per 1,000 patient years)

Category                             Control                             Renagel

All Cause                             100.9                               66.7

Cardiac                                27.1                               14.1

Infectious                             12.1                               14.8

Unknown                                16.2                               18.1

Source: A. Collins, USRDS


                                                                         genzyme
                                                                         general

                            Savings to Medicare: 24%

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
                                                      Control            Renagel
                                                      -------            -------
Inpatient                                             $23,904            $13,788

Outpatient                                            $29,772            $29,076

Other                                                  $3,264             $1,152

Physician                                             $13,452             $9,048

Total                                                 $70,392            $53,064

Renagel Saving/Yr                                                        $17,000
--------------------------------------------------------------------------------

Source: A. Collins, USRDS


                                                                         genzyme
                                                                         general

Morbidity & Mortality

o  Prospective randomized study

o  2000 patients

o  Reduction in hospitalization - 18 months (2003)

o  Reduction in cardiac mortality - 2.5 years (2004)


                                                                         genzyme
                                                                         general

Summary

o  Calcium toxicity is seen as a real issue

o  Renagel will have an impact

   -- Well tolerated

   -- Not absorbed

   -- Lipid reduction

   -- Reduction in calcification

   -- Reduction in Morbidity and Mortality

   -- Cost savings to the system


                                                                         genzyme
                                                                         general

[right arrow] Key Drivers of Revenue Growth

o  Patient population growing 6 - 8% annually

   -- 1 million now to 1.7 million in 10 years

   -- US population 280,000

o  Increasing revenue/patient/year

   -- Approximately $1,000 now to approximately $2,000 in 10 years

   -- Increased dosage levels and compliance

o  Expanding market share

   -- Strong clinical benefits

   -- Reduction in hospitalization costs


                                                                         genzyme
                                                                         general

Renagel(R) NRx's

[The following table was depicted as a line chart in the printed material.]

-------------------------------------------------------------------------------------------------------
               JUL    AUG    SEP    OCT    NOV    DEC    JAN    FEB    MAR    APR    MAY    JUN    JUL
-------------------------------------------------------------------------------------------------------
Renagel        5535   5643   5326   6391   6347   6456   6311   6764   7441   7419   8419   8610   9815
-------------------------------------------------------------------------------------------------------
               1999                                                                                2000

Source: IMS NPA


                                                                         genzyme
                                                                         general

Renagel(R) TRx's

[The following table was depicted as a line chart in the printed material.]

--------------------------------------------------------------------------------------------------------------------
                JUL     AUG     SEP     OCT     NOV     DEC     JAN     FEB     MAR     APR     MAY     JUN     JUL
--------------------------------------------------------------------------------------------------------------------
RENAGEL        12047   12731   12504   14112   14888   15627   15394   15626   17288   17361   19571   20075   22050
--------------------------------------------------------------------------------------------------------------------
               1999                                                                                             2000

Source: IMS NPA


                                                                         genzyme
                                                                         general

[right arrow] Renagel(R) Revenues

[The following table was depicted as a bar chart in the printed material.]

--------------------------
In millions

Q4'98                 $0.3

1H 1999               $7.6

2H 1999              $11.9

1H 2000              $18.2

2H 2000E             $27
--------------------------

Raising guidance to $45M in 2000; doubling in 2001


                                                                         genzyme
                                                                         general

[right arrow] Renagel Marketing Programs

o  European launch began early 2000

o  Physician-sponsored education symposiums ongoing

o  Tablet launch this month in U.S.

   -- In next several months in Europe, Canada

o  Increase sales force by 50%


                                                                         genzyme
                                                                         general

[right arrow] Genzyme General Update

o  Financial update

o  Marketed products

o  Pipeline

o  Infrastructure


                                                                         genzyme
                                                                         general

[right arrow] Total Revenues

[The following table was depicted as a bar chart in the printed material.]

---------------------------------
In millions

1990               $ 61

1991               $120

1992               $216

1993               $268

1994               $311

1995               $379

1996               $461

1997               $496

1998               $570

1999               $635    $655*

YTD 6/30/00        $357    $357**

10-year CAGR: 30.2%
---------------------------------

*  Includes $20M in Renagel(R) revenues

** Beginning Q2-00 forward, total revenues include Renagel(R) revenues genzyme
                                                                         general

[right arrow] Free Cash Flow

[The following table was depicted as a bar chart in the printed material.]

---------------------------------
(in millions)

1996              ($33.2)

1997               $79.2

1998              $109.9

1999              $131.3

YTD 6/30/00        $89.0
---------------------------------

Free Cash Flow = net income plus depreciation less net cash used for capital expenditures and dividend payments genzyme
                                                                         general

[right arrow] Therapeutics Pipeline Expansion

[The following table was depicted as a line chart in the printed material.]

---------------------------------------------------------------------------------------------------------
               Number of Products              Products in Market         New Products Expected in Market
               ------------------              ------------------         -------------------------------
1997                    1                         Cerezyme(R)
---------------------------------------------------------------------------------------------------------
1998                    3
---------------------------------------------------------------------------------------------------------
1999                    3                         Cerezyme(R)
                                                  Renagel(R)
                                                  Thyrogen(R)
---------------------------------------------------------------------------------------------------------
2000                    4                                                        Fabrazyme(TM)
---------------------------------------------------------------------------------------------------------
2001                   6-7                                                       ATIII
                                                                                 AVONEX(R)/Japan
2002                   8-10                                                      Aldurazyme(TM)
                                                                                 Pompase(TM)
                                                                                 DX88 (HAE)
                                                                                 Niemann-Pick B
---------------------------------------------------------------------------------------------------------
Beyond                 16+                                                       Lumarel(TM)
                                                                                 NeuroCell-PD(TM)
                                                                                 PV
                                                                                 LSD-GT
                                                                                 MS
                                                                                 Scleroderma
---------------------------------------------------------------------------------------------------------


                                                                         genzyme
                                                                         general

                                 [PHOTO OMITTED]

                                     genzyme
                                     general

                            Accelerating Momentum...

[right arrow] Near-term Pipeline:
              Fabrazyme(TM)for Fabry Disease

o  Alpha-galactosidase enzyme deficiency

   -- Kidney failure, cardiac disease, pain/numbness

o  2,000-4,000 patients worldwide

o  Pivotal trial completed on time

   -- Achieved primary endpoint

o  Target filing

   -- BLA submitted (U.S.); MAA validated (Europe)

o Present data at American Society of Human Genetics Conference, Philadelphia, October 5


                                                                         genzyme
                                                                         general

[right arrow] Near-term Pipeline:
              Aldurazyme(TM)for MPS-I Disease

[PHOTO OMITTED]

o  Alpha-L-iduronidase enzyme deficiency

o  2,000 - 3,000 patients worldwide

o  Joint venture with BioMarin

o  Begin confirmatory trial: H2 2000


                                                                         genzyme
                                                                         general

[right arrow] Near-term Pipeline: Transgenic
              Antithrombin III (ATIII)

[PHOTO OMITTED]

o  Joint venture with Genzyme Transgenics

o  Control blood clotting during CABG surgery

o  Two Phase III trials completed

o  Positive results from both trials

o  Target BLA filing early 2001


                                                                         genzyme
                                                                         general

[right arrow] Medium-Term Pipeline

Avonex(R) in Japan

--------------------------------------------------------------------------------
o  Collaboration with Biogen

o  Genzyme Japan to manage clinical/regulatory/reimbursement marketing & sales

o  Target launch: H2 2001
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Pompase(TM) for Pompe Disease

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o  Worldwide license from Synpac /collaboration with Pharming

o  Estimated 5,000 patients worldwide

o  Pivotal trial to begin: H2 2000
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Niemann-Pick B Disease

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o  Collaboration with Mt. Sinai School of Medicine

o  Estimated 1,000 patients worldwide

o  File IND: H1 2001
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                                                                         genzyme
                                                                         general

[right arrow] Medium-Term Pipeline

Lumarel(TM) for Cystic Fibrosis

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o  Collaboration with Beth Israel, CF Foundation

o  Compound corrects lipid imbalance

o  Estimated 30,000 U.S. patients

o  File IND by early 2001
--------------------------------------------------------------------------------

DX-88 for Hereditary Angioedema

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o  Collaboration with Dyax

o  Repeated attacks of swelling, often fatal with no effective therapy

o  Estimated 5-10,000 patients worldwide

o  Initiate phase II clinical trial: H2 2000
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                                                                         genzyme
                                                                         general

[right arrow] Longer-term Pipeline

NeuroCell(TM): Parkinson's Disease

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o  JV partner Diacrin

o  Phase II trials ongoing

o  Initiate phase III clinical trial H2 2000
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Pemphigus Vulgaris

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o  Autoimmune disorder

o  Severe skin blistering, 10,000-15,000 patients

o  IND filing, initiate clinical trials in 2001
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Gene Therapy: Lysosomal Storage Disorders

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o  Gaucher Disease - clinical trial ongoing

o  Other genetic diseases - preclinical
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                                                                         genzyme
                                                                         general

[right arrow] New Longer-term Candidates

Multiple Sclerosis

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o  GENZ-29155 small molecule candidate

o  Progressive loss of mobility, vision, and neurologic functions

o  Approximately 350,000 U.S. patients

o  Late preclinical stage
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Systemic Scleroderma

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o  TGF-(beta) antagonist candidate

o  Fibrotic tissue hardening of major internal organs, often fatal

o  Approximately 70,000 U.S. patients

o  Late preclinical stage
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                                                                         genzyme
                                                                         general

[right arrow] Our Employees Are
              Creating Value Worldwide

[The following table was depicted as a graphic in the printed material.]

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                                   Represents percentage of            Number of
                                employees outside United States        employees
                                -------------------------------        ---------
Research & Development                        5%                          >500

Manufacturing/Operations                     20%                         >1200

Medical/Clinical/Regulatory                  35%                          >250

Marketing/Sales/Reimbursement                50%                          >500
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                                                                         genzyme
                                                                         general

[right arrow] Accelerating Momentum 2000

o  Increased clarity around key products

o  Broad pipeline moving to market

   -- Data from six clinical trials available

   -- File several INDs and BLAs

   -- Continue to add new products

o  Strong financial performance continues

   -- Consensus EPS of approximately $2.20

   -- Strong positive cash flow

   -- EPS growth target: 20% per year


                                                                         genzyme
                                                                         general

                                 [PHOTO OMITTED]

                                     genzyme
                                     general

                            Accelerating Momentum...